SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEMS
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                               OR 15d-17 THEREUNDER

                     INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
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                    8095 NW 64th Street, Miami, Florida  33166
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   Issuer's telephone number, including area code   305/593-2658
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

   Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

   1.  Title of security      Common Stock $.001 par value per share
                         ---------------------------------------------------
   2.  Number of shares outstanding before the change     4,041,779
                                                      ----------------------
   3.  Number of shares outstanding after the change        149,695
                                                      ----------------------
   4.  Effective date of change      October 3, 1996
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   5.  Method of change:  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of treasury, etc.)

                       Reverse Stock Split
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   Give brief description of transaction:  On October 3, 1996, the Company completed a restructuring of its capital structure. Pursuant to the restructuring, the Company, among other things, effected a 1-for-27 reverse stock split of its Common Stock.

                   II.  CHANGE IN NAME OF USER

   1.  Name prior to change
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   2.  Name after change
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   3.  Effective date of charter amendment changing name
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   4.  Date of shareholder approval of change, if required
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   Date  October 4, 1996              /s/Alexius A. Dyer III
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                                      Chairman of the Board, President and
                                      Chief Executive Officer